

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


04036277

Our reference BB/jcd
Date 3 august 2004

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period July 2004 and the Pricing Supplements of July/June 2004 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

dlw 8/17

Press Release



30 July 2004

RABOBANK GROUP ACQUIRES FARM CREDIT SERVICES OF AMERICA

The Rabobank Group and Farm Credit Services of America (FCSAmerica), headquartered in Omaha (Nebraska), have reached an agreement concerning the acquisition of this U.S. co-operative agricultural credit institution. The acquisition will require an investment 600 million dollars. Rabobank International, the Rabobank Group's international business bank that focuses primarily on the global food & agri sector, and FCSAmerica announced the transaction today. Once the acquisition has been finalised, FCSAmerica will continue its operations in the market under the Rabobank label.

FCSAmerica has a balance sheet total of approximately USD 8 billion, more than 59,000 customers/stockholders and 900 employees. It is the largest provider of credit and insurance products to farmers and ranchers, the agricultural processing industry and rural residents in Iowa, Nebraska, South Dakota and Wyoming.
In addition to its headquarters in Omaha, the farm credit bank has 43 retail offices within the above four states. The acquisition is not expected to lead to a reduction in the number of employees or to office closures. The senior management of FCSAmerica is also expected to stay on following the acquisition.

FCSAmerica is a part of the US Farm Credit System, a nationwide agricultural network that provides credit and affiliated services to the agricultural sector across the United States. In connection with the acquisition by Rabobank International, FCSAmerica will withdraw from the Farm Credit System. The transaction is subject to the approval of the external supervisory bodies and a number of additional conditions. One condition is that the Farm Credit Administration, which supervises the Farm Credit System on behalf of the U.S. government, and the stockholders of FCSAmerica must approve the withdrawal from the Farm Credit System.

"Rapidly moving towards creating dominant position in the in the U.S. Food and Agri markets"
Rik van Slingelandt, the member of the Executive Board of the Rabobank Group responsible for international operations and chairman of the Managing Board of Rabobank International, explains the benefits of the acquisition of FCSAmerica: "This acquisition fits in perfectly with Rabobank International's strategy that has been given the name 'country banking' in recent years. This strategy is based on providing retail banking for the agricultural sector, the SME sector and individuals in non-urban areas of high-potential countries that have a strong agricultural sector. We are gradually building up a strong position in this area by making selective acquisitions of smaller banks. We are now rapidly moving towards creating a major position in the F&A market for the Rabobank Group in the United States," says Van Slingelandt.

The acquisition of Valley Independent Bank (VIB) in 2002 provided Rabobank International with a retail network in southern and central California, the most important agricultural state in the U.S.
In 2003 Rabobank International went on to gain an agricultural mortgage lender with a nationwide distribution network through the acquisition of Lend Lease Agribusiness (Rabo Agrifinance).

Through the subsequent acquisition of Ag Services of America (Rabo Ag Services) the bank gained a crop input lender that also has an extremely extensive network. And with the proposed acquisition of FCSAmerica, Rabobank International will immediately gain a leading position as an agricultural financial services provider in the U.S. Midwest, which is also a key agricultural area.

Over the past two decades Rabobank International has also succeeded in developing a strong position as a wholesale bank for companies in food and agribusiness. The wholesale activities are conducted from branch offices in New York, Atlanta, Chicago, Dallas and San Francisco. Thanks to the combination of wholesale offices and an extensive retail network resulting from the series of acquisitions, Rabobank International has now emerged as one of the leading financial players in the U.S. food and agri-sectors.

FCSAmerica: "Enthusiastic regarding the opportunities with Rabobank"
"We are extremely enthusiastic regarding the opportunities provided by the transaction with Rabobank," says Paul Folkerts, Chairman of FCSAmerica. "We are confident that in the medium term it will enable us to be in a better position to meet our customers' changing needs. They will be given a greater choice of financial services and products in order to help ensure the success of their operations."

Jack Webster, CEO of FCSAmerica, agrees: "Our customers demand a financial services provider that has in-depth knowledge of the agricultural sector. But they also want a bank that ventures with them into new areas and that provides innovative and competitive products that support their sustained growth."

"Perfect strategic fit"
Cor Broekhuyse, Regional Head of the Americas for Rabobank, is convinced that Rabobank International and FCSAmerica are a perfect strategic fit.
"The acquisition will enable us to considerably expand our product range in the field of agricultural financial services in the U.S. We will gain access to the wealth of know-how concerning credit risks that FCSA has gained through a century of experience in the field of agricultural credit management. In turn FCSAmerica will be able to enlarge their existing range of products and services and expand their activities outside the existing geographical confines by tapping into Rabobank's vast expertise and resources," says Broekhuyse.

Note to the editors:
Mr Rik van Slingelandt will be available for a Conference Call on Sunday afternoon 5 pm. If you would like to participate please contact Roel van Veggel

Roel van Veggel, Rabobank Group Press Office
+ 31 30 216 87 66 / + 31 6 51 56 47 91, r.b.veggel@rn.rabobank.nl

---



Rabobank

Latest News

TPG Post and Rabobank introduce new way of receiving and paying bills
30-06-2004

Bills and giro slips digitally processed with Internet banking

Consumers who use Rabobank's Internet banking service will be able to digitally receive, view and pay giros and bills as from 2005. TPG Post and Rabobank signed a letter of intent for a strategic partnership in this field. This initiative makes it for the first time possible that customers will be able to receive and pay a bill from participating businesses and organisations fully digitally.

By linking TPG Post's digital letterbox to Rabobank's Internet banking package, a simple payment process can be offered. The consumer will receive a digital giro slip through Rabobank's Internet banking program setting out all payment details and the desired payment date. The consumer will simply be required to confirm the information.

The digital letterbox will provide Rabobank customers with greater payment convenience. A giro or bill can be paid with a single click of the mouse, making Internet banking simpler and faster. Consumers currently receive paper bills by mail with a giro slip attached and must manually re-enter the details printed on these slips in their Internet banking programs. From the digital giro slip, users will be able to easily link through to the itemised bill stored by TPG Post. This provides consumers with a convenient way of settling bills on time while allowing them full control over the payment. For businesses and organisations the service will mean significant savings compared to the costs of sending out paper bills and giro slips. They will also benefit from a more efficient administrative process since fewer errors will be made than when billing information is manually transferred. This form of payment is particularly suited to regularly recurring giro slips and bills from telephone and energy companies and the tax authorities. A company can also use this means to send invoices for which the customer has agreed payment using direct debit.



"Almost 2 million Rabobank customers use Internet banking. In order to serve our customers the best we can, it is essential that we constantly capitalise on new applications that offer them extra service and convenience', says Jac Verhaegen, member the Rabobank Board of Management. 'TPG Post has proven to be a reliable partner for the distribution of digital mail too. By bundling our knowledge and experience with Internet banking with TPG, we will be able to offer businesses and consumers even more convenience'.

Harry Koorstra, member of the TPG Board of Management and responsible for the company's postal activities: 'This partnership between two market leaders is an important step in TPG Post's strategy. We are the most efficient postal company in Europe and greatly value innovations that respond to the needs of companies and consumers, so I am pleased that Rabobank is going to offer the digital mailbox to its customers with our support'.

The joint concept will probably be offered to Rabobank customers mid 2005. Until then, the partners will focus on aligning their ICT applications and jointly work on attracting large companies who wish to present their mail digitally. TPG Post introduced its own digital letterbox in 2001 under the name Privver, allowing customers to select from which suppliers they wish to receive digital mail. Surveys among consumers have shown that they would like to receive digital mail from more suppliers and that they would like to see the integration of the digital letterbox and Internet banking. 'At present, 135,000 consumers can receive digital mail via www.privver.nl from thirteen senders, including telecom operator KPN, insurance companies Univé and VGZ, and cable provider Casema'.

TPG Post's own digital letterbox, Privver, will continue to operate alongside that of Rabobank. The electronic bill and giro solution will eventually be made available to other banks so that consumers can choose which site they wish to use for their digital mail.

With almost 2 million unique visitors per month, www.rabobank.nl is the largest Internet banking site in Europe. More than 2.5 million Rabobank customers currently use the Internet, telephone or mobile banking service.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 163,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of €11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Return to the overview

contact inform

Press Relations
PO-box 17100
3500 HG Utrecht
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.r

RELATED INFO

Latest New
Press Relea
Spokespers
Media Cale
Media Kit
Dutch Pres

Top

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 20
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")

4.	Aggregate Nominal Amount:		EUR 1,312,000
	(i)	Series:	EUR 1,312,000
	(ii)	Tranche:	EUR 1,312,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 1,297,568
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	14 July 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		14 July 2008
9.	Interest Basis:		3,05 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3,05 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 July in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	30,50 EUR per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	14 July in each year, commencing on 14 July 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**	Nominal Amount
18.	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank

		International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1,10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0196114770
26.	Common Code:	019611477
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: AOBER1
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 751,107
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of

		Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland: Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3,05 per cent., per annum
35.	Subscription period:	5 July 2004 to 9 July 2004
36.	Date of Pricing Supplement:	12 July 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:		Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	5 July 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND PLC

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 690A
TRANCHE NO: 3**

**USD 150,000,000 2.75 per cent. Notes 2004 due 2007
to be consolidated and form a single series with the Issuer's
USD 550,000,000 2.75 per cent. Notes 2003 due 2007**

Credit Suisse First Boston

Rabobank International

UBS Limited

The date of this Pricing Supplement is 22 July 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 27 September 2002. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular, save in respect of the Conditions which are extracted from the Offering Circular dated 27 September 2002, under which Tranche 1 and 2 were issued. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the approval of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in item 36 of this Pricing Supplement.

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 31 December 2003 (being the date of the latest consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003 (being the date of the latest consolidated financial statements of the Group).

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	690A
	(ii)	Tranche Number:	3
			Notes issued under this Pricing Supplement will be consolidated and form a single series with the USD 550,000,000 2.75 per cent. Notes 2003 due 2007 issued on 8 May 2003 and 11 August 2003 under Series Number 690A/Tranche 1 and Series Number 690A/Tranche 2, details of which are included in pricing supplements dated 6 May 2003 and 8 August 2003
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 700,000,000
	(ii)	Tranche:	USD 150,000,000
5	(i)	Issue Price:	99.4275 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 147,938,125 (including 75 days accrued interest from and including 8 May 2004 to, but excluding, the Issue Date)
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	23 July 2004
	(ii)	Interest Commencement Date:	8 May 2004
8	Maturity Date:		8 May 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	8 May in each year commencing on 8 May 2005 and ending on 8 May 2007
	(iii)	Fixed Coupon Amount(s):	USD 27.50 on each denomination of USD 1,000.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be 31 August 2004 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in bearer form in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Credit Suisse First Boston (Europe) Limited UBS Limited
	(ii) Stabilising Agent (if any):	Not Applicable
	(iii) Manager's Commission:	Combined Management and Underwriting Commission and Selling Concession: 1.375 per cent. of the Aggregate Principal Amount of the Notes

35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands: Each Joint Lead Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established (according to their constitutional documents) in different States in the European Union or the European Economic Area; (b) at least 60% of the Notes are offered in one or more states other than the State where the Issuer is established according to its constitutional documents; (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another financial institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex 1 to the EC Directive (2000/12/EC); and (d) no general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world.

OPERATIONAL INFORMATION

37	ISIN Code:	Temporary ISIN Code: XS0196162589 Permanent ISIN Code: XS0167853935
38	Common Code:	Temporary Common Code:019616258 Permanent Common Code: 016785393
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.818681 producing a sum of (for Notes not denominated in Euro):	Euro 122,802,150
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	22 July 2004
46	Date of Base Offering Circular:	7 October 2003. For the avoidance of doubt the Terms and Conditions of the Offering Circular dated 27 September 2002 will apply.

Signed on behalf of the Issuer:

By: 

Duly authorised signatory

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 19
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")

4.	Aggregate Nominal Amount:		EUR 1,575,000
	(i)	Series:	EUR 1,575,000
	(ii)	Tranche:	EUR 1,575,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 1,559,250
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	07 July 2004
8.	Maturity Date:		09 July 2007
9.	Interest Basis:		2.75 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	9 July in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	27,50 EUR per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	In the case of the Interest Payment Date falling on 9 July 2005, EUR [27,65] per EUR 1,000 in nominal amount of Notes.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	9 July in each year, commencing on 9 July 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each	Yes, as set out in the Conditions

		Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank

		Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1,00 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0195675599
26.	Common Code:	019567559
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: AOBECT
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 1,559,250
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the

		Netherlands
32.	In the case of Notes offered in Switzerland: Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Costs of issue:	None
34.	Effective yield at Issue Price of 100%:	2.75 per cent., per annum
35.	Subscription period:	28 June 2004 to 2 July 2004
36.	Date of Pricing Supplement:	5 July 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:	Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	28 June 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1075A
TRANCHE NO: 1
EUR 30,000,000 Structured Callable Inverse Floating Rate Note due June 2034

Issue Price: 100.00 per cent

HSBC

The date of this Pricing Supplement is 23 June 2004

The date of this Pricing Supplement is 23 June 2004.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated October 7, 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer, or of the Group since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of last published annual accounts.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1075A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EURO ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 30,000,000
	(ii)	Tranche:	EUR 30,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	Issue Date:		25 June 2004
8	Maturity Date:		25 June 2034
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate changing into Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		From and including 25 June 2004 to but excluding 25 June 2009 the Rate of Interest will be the rate as specified in paragraph 17. Thereafter the Rate of Interest will be the rate as specified in paragraph 18.
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rate (s) of Interest:	6.00 per cent. per annum accumulating and compounding until either the Call or the Maturity Date.
	(ii)	Interest Payment Date(s):	25 June 2009 upon call, or if not called, 25 June 2034
	(iii)	Fixed Coupon Amount [(s)]:	EUR 600 per EUR 10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Annual
	(ii)	Specified Interest Payment Dates:	25 June 2009 upon call, or if not called, 25 June 2034
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Max {10.00 per cent. – 12m EURIBOR; 5 per cent} accumulating and compounding until either the Call or the Maturity Date. Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	
	-	Relevant Time:	11 a.m. London time
	-	Interest Determination Date:	Second TARGET business day prior to the first day in each interest accrual period.

	-	Primary Source for Floating Rate:	Telerate page 248
	-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	-	Relevant Financial Centre:	London
	-	Benchmark:	12m EURIBOR
	-	Representative Amount:	Not Applicable
	-	Effective Date:	Not Applcable
	-	Specified Duration:	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	5.00 per cent.
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per the Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	On 25 June 2009 and thereafter annually upon 5 business days notice.

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	No later than 5 TARGET business days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount of Each Note**		100.00 per cent of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	(ii) Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	HSBC Bank plc
36	Additional selling restrictions:	The Netherlands

		"The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with "
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable
OPERATIONAL INFORMATION		
39	ISIN Code:	XS0194175575
40	Common Code:	019417557
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG, London Paying Agent: Deutsche Bank Luxembourg S.A.
GENERAL		
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:[1]	Not Applicable
48	Date of Pricing Supplement:	23 June 2004

[1] Required only in case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V. and in case of unlisted Notes offered to retail investors in compliance with "Wet Toezicht Effectenverkeer 1995".

49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

nV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1067A
TRANCHE NO: 1

CAD 500,000,000 Floating Rate Notes due 18 June 2007

Rabobank International **TD Securities**

The date of this Pricing Supplement is 16 June 2004

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional selling restrictions in item 36 of this Pricing Supplement

There has been no significant adverse change in the financial or trading position of the Issuer or of the Group since 31st December 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2003, the date of the last published annual accounts.

In connection with this issue, TD Global Finance or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1067A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Canadian Dollars ("CAD")
4	Aggregate Nominal Amount:	
	(i) Series:	CAD 500,000,000
	(ii) Tranche:	CAD 500,000,000
5	(i) Issue Price:	100.063 per cent. of the Aggregate Nominal Amount of the Notes
	(ii) Net proceeds:	CAD 499,815,000
6	Specified Denominations:	CAD 1,000
7	Issue Date:	18 June 2004
8	Maturity Date:	18 June 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	3-month Canadian BA-CDOR + 9 bps A/365F Floating Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not applicable
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s):	"Coupon Period" or "Specified Period" means from and including 18 June to but excluding 18 September, from and including 18 September to but excluding 18 December, from and including 18 December to but excluding 18 March and from and including 18 March to but excluding 18 June of each year commencing 18 June 2004 and ending on the Maturity Date
(ii)	Specified Interest Payment Dates:	"Specified Interest Payment Date" means 18 June, 18 September, 18 December and 18 March of each year commencing on 18 September 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	Not applicable
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(vi)	Interest Period Date(s):	See item 18(i) above
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	The Toronto-Dominion Bank, London branch
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
-	Floating Rate Option:	CAD-BA-CDOR
-	Designated Maturity:	3 months
-	Reset Date:	Not applicable
-	ISDA Definitions: (if different from those set out in the Conditions)	Not applicable
(x)	Margin(s):	+0.09 %
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed) (unadjusted)
(xiv)	Rate Multiplier:	Not Applicable

	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Toronto
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	TD Global Finance, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii) Stabilising Manager (if any):	TD Global Finance
	(iii) Dealer's Commission:	0.10%
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands Each Manager represents and agrees that the Notes may only be offered anywhere in the world, and such offer will and may only be announced to persons who are trade or invest in securities in the conduct of their

profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Canada

The Notes have not been and will not be qualified for sale under the securities laws of

		Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer sell or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0194804539
40	Common Code:	19480453
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.606425, producing a sum of (for Notes not denominated in Euro):	Euro 303,212,500
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	16 June 2004
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 
Duly authorised

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 17
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")

4.	Aggregate Nominal Amount:		EUR 761,000
	(i)	Series:	EUR 761,000
	(ii)	Tranche:	EUR 761,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 751,107
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	23 June 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		23 June 2010
9.	Interest Basis:		3,70 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3,70 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 June in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	37,00 EUR per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	23 June in each year, commencing on 23 June 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
22.	Other terms or special conditions:	So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i) Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank

		International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1,30 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0194749254
26.	Common Code:	019474925
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: AOBDQ9
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 751,107
	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of

		Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None
34.	Effective yield at Issue Price of 100%:	3,70 per cent., per annum
35.	Subscription period:	14 June 2004 to 18 June 2004
36.	Date of Pricing Supplement:	21 June 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at:	Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 31 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on:	14 June 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 16
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 1,165,000
	(i)	Series:	EUR 1,165,000
	(ii)	Tranche:	EUR 1,165,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 1,152,185
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	16 June 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		16 June 2008
9.	Interest Basis:		3.15 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.15 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 June in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 31.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	16 June in each year, commencing on 16 June 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

		(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.10 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0194289582
26.	Common Code:	019428958
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BDFN
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 1,152,185

	(vi) Amsterdam Listing Agent:	Rabobank Nederland
	(vii) Amsterdam Paying Agent:	Rabo Securities N.V.
	(viii) Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
32.	In the case of Notes offered in Switzerland:	
	Articles of Association of the Issuer:	The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.
33.	Cost of issue:	None

34.	Effective yield at Issue Price of 100%:	3.15 per cent., per annum
35.	Subscription period:	7 June to 11 June 2004
36.	Date of Pricing Supplement:	14 June 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(i)	Articles of Association of the Issuer:	See item 32 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 7 June 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP

COINS PRICING SUPPLEMENT

This Pricing Supplement, under which the Notes described herein (the **Notes**) are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the **Offering Circular**) dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('Regelement Procedure Beursnotering') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity of Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2003, the date of the last published annual accounts.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	COINs 15
	(ii)	Tranche Number:	1

3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		EUR 1,286,000
	(i)	Series:	EUR 1,286,000
	(ii)	Tranche:	EUR 1,286,000
5.	(i)	Issue Price:	100.00 per cent. Of the Aggregate Nominal Amount less the commission referred to in item 23 (iii)
	(ii)	Net proceeds:	EUR 1,270,568
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	9 June 2004
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		9 June 2009
9.	Interest Basis:		3.35 per cent. Fixed Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Status of the Notes:		Senior
12.	Listing:		Euronext Amsterdam
13.	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

14.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.35 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	9 June in each year, not adjusted
	(iii)	Fixed Coupon Amount(s):	EUR 33.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	9 June in each year, commencing on 9 June 2005
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
15.	**Floating Rate Provisions**		Not Applicable
16.	**Zero Coupon Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	**Final Redemption Amount**		Nominal Amount
18.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates(Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
20.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
21.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
22.	Other terms or special conditions:		So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

23.	(i)	Names of Managers:	Deutsche Bank AG London, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

		(Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.)
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	1.2 per cent.
24.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

25.	ISIN Code:	XS0193816765
26.	Common Code:	019381676
27.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s)	WKN: A0BC5Q
28.	Delivery:	Delivery against payment
29.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London and Rabo Securities N.V., Amsterdam as Paying Agent, Rabobank Nederland as Listing Agent

GENERAL

30.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
31.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Applicable
	(i) Listing:	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date
	(ii) Numbering and letters:	Not Applicable
	(iii) Whether CF-Form Notes will be issued:	No
	(iv) Numbering and letters of CF-Form Notes:	Not Applicable
	(v) Net proceeds:	The net proceeds of the issue of the Notes amount to approximately EUR 1,270,568

(vi)	Amsterdam Listing Agent:	Rabobank Nederland
(vii)	Amsterdam Paying Agent:	Rabo Securities N.V.
(viii)	Notices:	In addition to Condition 15, notices will be published in the Euronext Amsterdam Daily Official Daily List ('**Daily Official List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands

32. In the case of Notes offered in Switzerland:

Articles of Association of the Issuer: The most recent Articles of Association of Coöperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank Nederland) are dated 6 June 2002. According to article 2 of its Articles of Assocation, the object of Rabobank Nederland is to promote the interests of its members, the Local Rabobanks. It shall do so by: (i) promoting the establishment, continued existence and development of cooperative banks, (ii) conducting the business of banking in the widest sense, especially by acting as central bank for its members and as such entering into agreements with its members, (iii) negotiating rights on behalf of its members and, with due observance of the relevant provisions of the Articles of Association, entering into commitments on their behalf, provided that such commitments have the same implications for all its members, including the entering into collective labour agreements on behalf of its members, (iv) participating in, managing and providing services to other enterprises and institutions, in particular enterprises and institutions operating in the fields of insurance, lending, investments and/or other financial services, (v) supervising the Local Rabobanks in accordance the provisions of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen 1992)*, hereinafter referred to as the 'Netherlands Act', or any act that replaces it and (vi) doing all such other things as may be regarded as being incidental or conducive to the attainment of the objects specified under above.

33. Cost of issue: None

34.	Effective yield at Issue Price of 100%:	3.35 per cent., per annum
35.	Subscription period:	01 June 2004 to 4 June 2004
36.	Date of Pricing Supplement:	7 June 2004
37.	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By:



Duly authorised

ANNEX A

IN THE CASE OF NOTES OFFERED IN SWITZERLAND:

The registered seat of the Issuer is at: Amsterdam

The domicile and nationality of each Director of the Issuer is as follows:

See attached annual report 2002 (schedule 1)

(i)	The auditors of the Issuer:	Ernst&Young
(ii)	The registered seat of the auditors of the Issuer:	Utrecht
(iii)	Articles of Association of the Issuer:	See item 32 of the Pricing Supplement

The head of long-term funding of the Issuer approved the issue of the Notes on: 04 June 2004

The Issuer's long and short-term debt is rated Aaa and AAA respectively by Moody's and Standard & Poor's.

Financial Statements

The latest published annual consolidated and unconsolidated financial statements of the Issuer are set out in Schedule 1 to this pricing supplement.

SCHEDULE 1

FINANCIAL STATEMENTS 2003 OF THE RABOBANK GROUP